SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Plains All American Pipeline, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

726503 10 5
(CUSIP NUMBER)

Plains Resources Inc.
500 Dallas Street, Suite 700
Houston, Texas 77002
Attn: Timothy T. Stephens
Tel. No. (713) 654-1414
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2001
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 726503 10 5	13D/A	Page 2 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Plains Resources Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,626,008 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,626,008 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,626,008 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% (See Item 5)
14	TYPE OF REPORTING PERSON* CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 726503 10 5	13D/A	Page 3 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Plains All American Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,626,008 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,626,008 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,626,008 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% (See Item 5)
14	TYPE OF REPORTING PERSON* CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 726503 10 5	13D/A	Page 4 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PAAI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,626,008 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,626,008 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,626,008 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% (See Item 5)
14	TYPE OF REPORTING PERSON* OO - Limited Liability Company

     *SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed on behalf of Plains Resources Inc., a Delaware corporation ("Plains"), Plains All American Inc., a Delaware corporation and wholly-owned subsidiary of Plains ("PAAI"), and PAAI LLC, a Delaware limited liability company and wholly-owned subsidiary of PAAI ("PAAI LLC", together with Plains and PAAI, the "Reporting Persons"), as an amendment to the initial statement on Schedule 13D relating to the beneficial ownership by the Reporting Persons of the common units (the "Common Units") of Plains All American Pipeline, L.P., a Delaware limited partnership (the "Partnership"), as filed with the Securities and Exchange Commission on December 3, 1998 (the "Schedule 13D"). This Amendment is being filed to disclose the beneficial ownership of class B common units of the Partnership and subordinated units of the Partnership (the "Subordinated Units") by the Reporting Persons and to reflect the disposition of a portion of the Subordinated Units to certain purchasers. Consequently, the Schedule 13D is amended and supplemented as follows:

Item 1.	Security and Issuer
Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
Securities Acquired: Common Units ("Common Units") of Plains All American Pipeline, L.P., a Delaware limited partnership (the "Partnership").
Issuer:	Plains All American Pipeline, L.P. 333 Clay Street, Suite 2900 Houston, Texas 77002
Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          This Schedule 13D is being filed by (i) Plains Resources Inc., a Delaware corporation ("Plains"), (ii) Plains All American Inc., a Delaware corporation ("PAAI"), and (iii) PAAI LLC, a Delaware limited liability company ("PAAI LLC", together with Plains and PAAI, the "Reporting Persons"), with respect to the Common Units, the class B common units of the Partnership (the "Class B Units") and the subordinated units of the Partnership (the "Subordinated Units", together with the Common Units and Class B Units, the "Units") beneficially owned by them. Plains is the sole stockholder of PAAI, which is the sole member of PAAI LLC.

          The business address of each Reporting Person is 500 Dallas Street, Suite 700, Houston, Texas 77002. Plains is an independent energy company engaged in the exploration, acquisition, development and exploitation of crude oil and natural gas. The principal business of PAAI and PAAI LLC is to hold Plains' interests in the Partnership. The names, business addresses, principal occupations and citizenship of the directors and executive officers of Plains and PAAI are set forth on Attachment A hereto and incorporated herein by reference.

          None of the Reporting Persons, nor any of their respective executive officers or directors, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          The Reporting Persons acquired beneficial ownership of 6,974,239 Common Units and 10,029,619 Subordinated Units on November 23, 1998 in exchange for the contribution of certain assets to the Partnership in connection with the Partnership's initial public offering. In addition, the Reporting Persons acquired beneficial ownership of 1,307,190 Class B Units on May 12, 1999 in exchange for $25,000,000, the source of which was proceeds from the Fourth Amended and Restated Credit Agreement between Plains and First Union National Bank, as amended from time to time.

Item 4.	Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          Each of the Reporting Persons acquired beneficial ownership of the Units solely for investment purposes. In the future, each of the Reporting Persons may, directly or indirectly, acquire or dispose of additional Units, either through open market or privately negotiated transactions. Any such future transactions will be made in light of the then current financial condition and prospects of the Partnership, the market price of such Units and other future developments.

None of the Reporting Persons has any present plans or proposals which would result in any of the following:
1)	The acquisition by any person of additional securities of the Partnership, or the disposition of securities of the Partnership;
2)	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries;
3)	Any sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries;
4)	Any change in the present management of the Partnership;
5)	Any material change in the present capitalization or dividend policy of the Partnership;
6)	Any other material change in the Partnership's business structure;
7)

Any change in the Partnership's certificate of limited partnership, limited partnership agreement or instruments corresponding thereto or other actions that may impede the acquisition of control of the Partnership by any person;

8)

Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9)	Causing a class of securities of the Partnership to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
10)	Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          (a)     Each of the Reporting Persons beneficially owns 12,439,871 Units, comprised of 6,626,008 Common Units, 1,307,190 Class B Units and 4,506,673 Subordinated Units. The Class B Units are not currently convertible into Common Units. However, at any time, any holder of Class B Units has the right to require the Partnership to use its reasonable best efforts to submit to a vote of its securityholders the approval of a change in the terms of the Class B Units to provide that each Class B Unit is convertible at any time into one Common Unit at the option of the holder of such Class B Unit. If such securityholders fail for any reason to approve such change within certain time periods, then the terms of the Class B Units shall be changed so that each Class B Unit shall be entitled to receive greater quarterly cash distributions. The Subordinated Units are not currently convertible into Common Units. However, if certain performance thresholds over certain time periods as set forth in the Partnership's limited partnership agreement are met, then the Subordinated Units shall convert into Common Units. The 6,626,008 Common Units represent 24.5% of the Partnership's outstanding Common Units, which percentage was calculated by dividing (i) the 6,626,008 Common Units beneficially owned by the Reporting Persons, by (ii) the sum of the 23,049,239 Common Units outstanding on May 10, 2001, as disclosed in the Partnership's Form 10-Q for the quarterly period ended March 31, 2001, and the 3,966,700 Common Units subsequently issued by the Partnership, as disclosed in the Partnership's Form 8-K filed on June 25, 2001.

          (b)     None of the Reporting Persons has the sole power to vote or to direct the vote of, or to dispose or direct the disposition of, any Units. The Reporting Persons share the power to vote or direct the vote of the 12,439,871 Units. In addition, the Reporting Persons share the power to dispose or direct the disposition of the 12,439,871 Units.

          (c)     In January 2000, PAAI transferred 69,444 Common Units to certain employees in connection with the vesting of such Common Units pursuant to certain transaction grant agreements. In January 2001, PAAI transferred an additional 112,979 Common Units to certain employees in connection with the vesting of such Common Units pursuant to certain transaction grant agreements. On June 8, 2001, PAAI LLC sold 5,215,401 Subordinated Units at a purchase price of $22.00 per Subordinated Unit pursuant to certain unit transfer agreements (collectively, the "Unit Transfer Agreements") by and among the Reporting Persons and certain purchasers. On June 8, 2001, Plains contributed 287,500 Subordinated Units to Plains AAP, L.P., a Delaware limited partnership ("Plains AAP"), pursuant to a letter agreement among Plains, Plains AAP and the other parties thereto. On June 8, 2001, in connection with the consummation of the transactions contemplated by the Unit Transfer Agreements, PAAI transferred 150,808 Common Units to certain employees in connection with the vesting of such Common Units pursuant to certain transaction grant agreements and 15,000 Common Units to certain directors of PAAI in connection with the vesting of such Common Units pursuant to the terms of the PAAI 1998 Long Term Incentive Plan. On June 8, 2001, PAAI also transferred 20,045 Subordinated Units to Greg L. Armstrong in lieu of making a cash payment of deferred compensation owed to Mr. Armstrong.

(d) Not Applicable.
(e) Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any other person with respect to any securities of the Partnership other than those described below:

          (a)     Pension and Employee Benefits Assumption and Transition Agreement, dated as of June 8, 2001, by and among Plains, PAAI and Plains All American GP LLC, a Delaware limited liability company ("Plains GP"), pursuant to which, among other things, Plains and PAAI agreed to transfer to certain former employees of PAAI who have become employees of Plains GP in connection with the consummation of the transactions contemplated by the Unit Transfer Agreements Subordinated Units in exchange for options held by and deferred compensation owed to such employees.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated December 3, 1998, by and among the Reporting Persons (previously filed as Exhibit B to the initial Schedule 13D and incorporated herein by reference).
Exhibit 2	Pension and Employee Benefits Assumption and Transition Agreement, dated as of June 8, 2001, by and among Plains, PAAI and Plains GP.
Exhibit 3

Fourth Amended and Restated Credit Agreement, dated May 22, 1998, among Plains and ING (U.S.) Capital Corporation, et. al (previously filed as Exhibit 10(y) to Plains' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference).

Exhibit 4

First Amendment to Fourth Amended and Restated Credit Agreement, dated as of November 17, 1998, among Plains and ING (U.S.) Capital Corporation, et. al (previously filed as Exhibit 10(m) to Plains' Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference).

Exhibit 5

Second Amendment to Fourth Amended and Restated Credit Agreement, dated as of March 15, 1998, among Plains and ING (U.S.) Capital Corporation, et. al (previously filed as Exhibit 10(n) to Plains' Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference).

Exhibit 6

Third Amendment to Fourth Amended and Restated Credit Agreement, dated as of June 21, 1999, among Plains and ING (U.S.) Capital Corporation, et. al (previously filed as Exhibit 10(p) to Plains' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 and incorporated herein by reference).

Exhibit 7

Fourth Amendment to Fourth Amended and Restated Credit Agreement, dated as of September 15, 1999, among Plains and First Union National Bank, et. al (previously filed as Exhibit 10(q) to Plains' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference).

Exhibit 8

Fifth Amendment to Fourth Amended and Restated Credit Agreement, dated as of December 1, 1999, among Plains and First Union National Bank, et. al (previously filed as Exhibit 10(t) to Plains' Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).

Exhibit 9

Sixth Amendment to Fourth Amended and Restated Credit Agreement, dated as of June 12, 2000, among Plains and First Union National Bank, et. al (previously filed as Exhibit 10.1 to Plains' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference).

Exhibit 10

Seventh Amendment to Fourth Amended and Restated Credit Agreement, dated as of October 11, 2000, among Plains and First Union National Bank, et. al (previously filed as Exhibit 10.1 to Plains' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference).

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2001

PLAINS RESOURCES INC.
By:	TIMOTHY T. STEPHENS ___________________________________ Name: Timothy T. Stephens Title: Executive Vice President - Secretary

PLAINS ALL AMERICAN INC.
By:	TIMOTHY T. STEPHENS ___________________________________ Name: Timothy T. Stephens Title: Secretary

PAAI LLC By: Plains All American Inc., its sole member
By: TIMOTHY T. STEPHENS Name: Timothy T. Stephens Title: Secretary

Attachment A

PLAINS RESOURCES INC.

Directors:
Name and Address	Occupation	Citizenship
James C. Flores Plains Resources Inc. 500 Dallas Street Suite 700 Houston, Texas 77002	Chairman of the Board and Chief Executive Officer of Plains Resources Inc.	United States of America
Jerry L. Dees 38 Tiburon Drive Austin, Texas 78738-1556	Director of Plains Resources Inc.	United States of America
Tom H. Delimitros AMT Management, Inc. 5220 Spring Valley Road # 600 Dallas, Texas 75240	General Partner of AMT Venture Funds	United States of America
William M. Hitchcock Pembroke Capital, LLC 4550 Post Oak Place Suite 119 Houston, Texas 77027-3106	President of Pembroke Capital LLC	United States of America
Dan M. Krausse The Krausse Company 1801 North Lamar Suite 100 Dallas, Texas 75202-1701	President of the Krausse Company and President and Chairman of the Board of Trinity Energy L.P.	United States of America
John H. Lollar Newgulf Exploration 2828 Bammel Lane, #311 Houston, Texas 77098	Managing Partner of Newgulf Exploration L.P.	United States of America
D. Martin Phillips EnCap Investments L.L.C. 1100 Louisiana Street Suite 3150 Houston, Texas 77002	Managing Director and Principal of EnCap Investments L.L.C.	United States of America
Robert V. Sinnott Kayne Anderson & Company 1800 Avenue of the Stars Second Floor Los Angeles, California 90067	Senior Vice President of Kayne Anderson Investment Management, Inc.	United States of America
J. Taft Symonds Maurice Pincoffs Company, Inc 2040 North Loop West Suite 200 Houston, Texas 77018-8162	Chairman of the Board of Symonds Trust Co. Ltd., Maurice Pincoffs Company, Inc. and Tetra Technologies, Inc.	United States of America

Executive Officers:
Name and Address	Occupation	Citizenship
James C. Flores Plains Resources Inc. 500 Dallas Street Suite 700 Houston, Texas 77002	Chairman of the Board and Chief Executive Officer of Plains Resources Inc.	United States of America
William C. Egg, Jr. Plains Resources Inc. 500 Dallas Street Suite 700 Houston, Texas 77002	Senior Vice President of Engineering of Plains Resources Inc.	United States of America
Cynthia A. Feeback Plains Resources Inc. 500 Dallas Street Suite 700 Houston, Texas 77002	Vice President-Accounting and Assistant Treasurer of Plains Resources Inc.	United States of America
Jim G. Hester Plains Resources Inc. 500 Dallas Street Suite 700 Houston, Texas 77002	Senior Vice President of Operations of Plains Resources Inc.	United States of America
Jere C. Overdyke, Jr. Plains Resources Inc. 500 Dallas Street Suite 700 Houston, Texas 77002	Executive Vice President and Chief Financial Officer of Plains Resources Inc.	United States of America
Mary O. Peters Plains Resources Inc. 500 Dallas Street Suite 700 Houston, Texas 77002	Vice President-Administration and Human Resources of Plains Resources Inc.	United States of America
John T. Raymond Plains Resources Inc. 500 Dallas Street Suite 700 Houston, Texas 77002	Executive Vice President and Chief Operating Officer of Plains Resources Inc.	United States of America
Timothy T. Stephens Plains Resources Inc. 500 Dallas Street Suite 700 Houston, Texas 77002	Executive Vice President-Administration, Secretary and General Counsel of Plains Resources Inc.	United States of America

PLAINS ALL AMERICAN INC.

Directors and Executive Officers:
Name and Address	Occupation	Citizenship
James C. Flores Plains Resources Inc. 500 Dallas Street Suite 700 Houston, Texas 77002	President and Chief Executive Officer	United States of America
Jere C. Overdyke, Jr. Plains Resources Inc. 500 Dallas Street Suite 700 Houston, Texas 77002	Chief Financial Officer and Treasurer	United States of America
Timothy T. Stephens Plains Resources Inc. 500 Dallas Street Suite 700 Houston, Texas 77002	Secretary	United States of America